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                                                                FILE NO. 70-9553

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM U-1

                         ------------------------------

                                 AMENDMENT NO. 5

                        (POST-EFFECTIVE AMENDMENT NO. 3)

                                       TO

                                   APPLICATION

                                      UNDER

                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                         ------------------------------

ChevronTexaco Corporation                           Chevron U.S.A. Inc.
6001 Bollinger Canyon Road                          6001 Bollinger Canyon Road
San Ramon, California 94583                         San Ramon, California 94583

        (Name of companies filing this statement and address of principal executive offices)

                         ------------------------------
                                      None

 (Name of top registered holding company parent of each applicant or declarant)

                         ------------------------------

                               David R. Stevenson
                            Associate General Counsel
                          ChevronTexaco Law Department
                               Chevron U.S.A. Inc.
                          1111 Bagby Street, Room 4064
                              Houston, Texas 77002
                   (Names and addresses of agents for service)


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                           The Commission is also requested to send copies
                      of any communications in connection with this matter to:

                               James R. Doty
                               Joanne C. Rutkowski
                               Michael R. Hill
                               Baker Botts L.L.P.
                               The Warner
                               1299 Pennsylvania Avenue, N.W.
                               Washington, D.C. 20004-2400

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                                TABLE OF CONTENTS

                                                                                                   Page
Item 1.   Introduction and Request for Additional Commission Action...............................   1
     A.   Background..............................................................................   1
          1.  ChevronTexaco and Chevron USA.......................................................   1
          2.  ChevronTexaco's Investment in Dynegy................................................   3
          3.  Illinois Power......................................................................   7
     B.   Reasons for the Transaction.............................................................   8
Item 2.   Fees, Commissions and Expenses..........................................................   9
Item 3.   Applicable Statutory Provisions.........................................................   9
     A.   Each of the Applicants is Only Incidentally a Holding Company, Being Primarily
          Engaged and Interested in Businesses Other Than That of a Public-Utility Company........  10
          1.  The Transaction Satisfies the Plain Language of Section 3(a)(3).....................  10
          2.  The Policy Considerations That Led the Commission To Apply a Restrictive
               Gloss to Section 3(a)(3) Do Not Apply Here.........................................  12
          3.  It is Appropriate for the Commission to Rely on the Plain Meaning of Section
               3(a)(3) on the Facts of This Matter................................................  13
     B.   The Applicants Do Not Derive a Material Part of Their Income from Illinois Power........  14
     C.   Illinova's Public-Utility Company Operations Satisfy Any Absolute Size Limitation.......  16
     D.   Granting The Exemption Is Consistent with the Public Interest and the Interest of
          Investors and Consumers.................................................................  19
Item 4.   Regulatory Approval.....................................................................  20
Item 5.   Procedure...............................................................................  20
Item 6.   Exhibits and Financial Statements.......................................................  20
Item 7.   Information as to Environmental Effects.................................................  22

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                  Amendment No. 4 to the Application previously filed in this proceeding is hereby amended and restated to read as follows:

ITEM 1. INTRODUCTION AND REQUEST FOR ADDITIONAL COMMISSION ACTION

                  By order dated December 27, 1999 (HCAR No. 27122) (the "1999 Order"), the Commission authorized the indirect acquisition by ChevronTexaco Corporation ("ChevronTexaco") of voting securities of Illinova Corporation ("Illinova").(1) The 1999 Order reserved jurisdiction over the request of ChevronTexaco and its wholly-owned subsidiary, Chevron U.S.A. Inc. ("Chevron USA" and collectively with ChevronTexaco, the "Applicants"), for an order of exemption under Section 3(a)(3) of the Public Utility Holding Company Act of 1935 (the "1935 Act" or "Act").

                  Applicants hereby ask the Commission to release jurisdiction over the proposed request and to grant them an order of exemption under Section 3(a)(3) of the Act.

         A.       BACKGROUND

                  Applicants' need for exemption from regulation as a registered holding company under the Act arises as the result of the February 2000 merger (the "Transaction") of Dynegy Inc. ("Dynegy") with Illinova, the parent company of Illinois Power Co. ("Illinois Power"). As discussed more fully herein, ChevronTexaco's limited role in the Transaction was intended solely to accommodate Dynegy's plans (consistent with the protection of ChevronTexaco's economic interests) and did not reflect an intention by ChevronTexaco to acquire or control a public-utility company. The Transaction was proposed and supported by Dynegy and Illinova as part of those companies' strategic plans. As the discussion herein makes clear, each of ChevronTexaco and Chevron USA is, and at all relevant times has been, "only incidentally a holding company" within the meaning of Section 3(a)(3) of the Act.

                  1.       CHEVRONTEXACO AND CHEVRON USA

                  ChevronTexaco, a Delaware corporation, manages its investments in subsidiaries and affiliates, and provides administrative, financial and management support to, U.S. and foreign subsidiaries that engage in fully integrated petroleum operations, chemicals operations, coal mining, power and energy services. The company operates in the United States and approximately 180 other countries. Petroleum operations consist of exploring for, developing and producing crude oil and natural gas; refining crude oil into finished petroleum products; marketing crude oil, natural gas and the many products derived from petroleum; and transporting crude oil, natural gas and petroleum products by pipelines, marine vessels, motor equipment and rail car. Chemicals operations include the manufacture and marketing, by an affiliate, of

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    (1) On October 9, 2001, Texaco Inc. ("Texaco") became a wholly-owned subsidiary of Chevron Corporation pursuant to a merger transaction (the "Texaco Merger Transaction"), and Chevron Corporation changed its name to ChevronTexaco Corporation. Additional information concerning the Texaco Merger Transaction can be found in the ChevronTexaco Annual Report filed on Form 10-K for the fiscal year ending December 31, 2001, which is incorporated herein by reference.

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commodity petrochemicals and plastics for industrial uses, and the manufacture and marketing, by a consolidated subsidiary, of fuel and lubricating oil additives.

                  ChevronTexaco's stock is listed on the New York and Pacific Stock Exchanges, and it is a reporting company under the Securities Exchange Act of 1934.

                  ChevronTexaco's largest business segments are its exploration and production operations and its refining, marketing and transportation operations. The company's chemicals operation is also a significant business segment, conducted mainly by the company's affiliate, Chevron Phillips Chemical Company LLC ("CPChem").(2) The petroleum activities of the company are widely dispersed geographically. The company has petroleum operations in North America, South America, Europe, Africa, Middle East, Central and Far East Asia, and Australia. CPChem has operations in the United States, Belgium, China, South Korea, Singapore, Saudi Arabia, Qatar and Mexico. ChevronTexaco's wholly-owned "Oronite" fuel and lubricant additives business operates five manufacturing facilities in the United States, France, Singapore, Japan and Brazil, and has equity interests in India and Mexico.

                  ChevronTexaco owns 100% of Chevron USA, a Pennsylvania corporation that conducts operations worldwide through its various divisions. Chevron USA's principal business activity is in its domestic upstream division that engages in the exploration and production of crude oil, natural gas liquids, and natural gas in the United States, and its domestic downstream division that engages in the business of refining, marketing and transporting gasoline and other refined products in the United States.

                  For the year ending December 31, 2002, ChevronTexaco had revenues totaling approximately $98.7 billion, operating income of approximately $4.5 billion and net income of approximately $1.1 billion. As of December 31, 2002, ChevronTexaco had assets of approximately $77.4 billion. For the year ending December 31, 2002, Chevron USA had revenues totaling approximately $66.9 billion, operating income of approximately $658 million and negative net income of approximately $1.8 billion (reflecting the writedown of its Dynegy investment discussed below). As of December 31, 2002, Chevron USA had assets of approximately $37.4 billion.

                  Additional information regarding ChevronTexaco and its subsidiaries is set forth in the following documents, each of which is incorporated herein by reference:

                  (i) Annual Report on Form 10-K of ChevronTexaco (Commission File No. 1-368-2) for the fiscal year ended December 31, 2002, filed March 17, 2003;

                  (ii) Quarterly Report on Form 10-Q for the quarter ended March 31, 2003, filed May 9, 2003; and

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     (2) CPChem is a 50-50 joint venture with Phillips Petroleum Company formed in July 2000, when both companies combined most of their petrochemicals operations. CPChem owns or has joint venture interests in 34 manufacturing facilities and five research and technical centers in the United States, Puerto Rico, Belgium, China, Mexico, Saudi Arabia, Singapore and South Korea.

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                  (iii)    Current Reports on Form 8-K filed January 31, 2003,
                           February 18, 2003 and May 2, 2003.

                  2.       CHEVRONTEXACO'S INVESTMENT IN DYNEGY

                  ChevronTexaco through Chevron USA owns: (i) the outstanding Class B shares of Dynegy's common stock ("the Class B Shares"), which constitute approximately 26% of Dynegy's total outstanding voting shares, and (ii) $1.5 billion aggregate principal amount of Dynegy's Series B convertible preferred stock (the "Series B Preferred Shares").(3) ChevronTexaco's investment in Dynegy is accounted for under the equity method of accounting.

                  Until recently, ChevronTexaco sold essentially all of its U.S. natural gas production to Dynegy, which then sold it into the market. Following the collapse of the merchant energy sector in 2002, Dynegy experienced a marked reduction in liquidity. Its debt ratings were downgraded and a sharp decline in its stock price occurred. In 2002, Dynegy announced its intent to exit the third-party aspects of the energy trading business. As a result of those changes, ChevronTexaco has reestablished a natural gas marketing business to market the company's United States natural gas production and to purchase supply for its requirements.(4)

                  Although ChevronTexaco and Dynegy have terminated their marketing arrangements, there are other ongoing agreements between the companies. The natural gas processing and liquids agreements between Dynegy Midstream Services and ChevronTexaco, for

---------------------

     (3) Although Dynegy is obligated to redeem all the Series B Preferred Shares for an aggregate $1.5 billion in cash on November 13, 2003, except to the extent ChevronTexaco chooses to convert such preferred shares into Dynegy Class B Shares at a conversion price of $31.64 per share, Dynegy has indicated that it currently does not expect to be able to redeem the Series B Preferred Shares in November 2003.

     (4) In August 1996, Chevron USA entered into an agreement with a predecessor of Dynegy pursuant to which which substantially all of Chevron's midstream energy assets were merged into Dynegy's operations. In connection with this business combination, Chevron USA and Dynegy, and their respective affiliates, entered into a number of supply, sales and service agreements. Under those agreements, Dynegy had: (i) the obligation to purchase and the right to market substantially all natural gas and natural gas liquids produced or controlled by Chevron USA in the United States (except Alaska) and to supply natural gas and natural gas liquids feedstock to ChevronTexaco refineries and plants in the United States; (ii) the right to participate in existing and future opportunities to provide electricity to United States facilities of ChevronTexaco, as well as to purchase or market excess electricity generated by such facilities; and (iii) the right to process substantially all of ChevronTexaco's processable natural gas in those geographic areas where it was economically feasible to do so.

In March 2002, ChevronTexaco and Dynegy expanded their commercial relationships to include substantially all of the natural gas and domestic mixed natural gas liquids and related products produced or controlled by the former Texaco. In August 2002, ChevronTexaco and Dynegy amended the existing gas purchase agreement, security agreement, netting agreement and certain related agreements. Dynegy agreed to accelerate payment to the month of delivery for a portion of the natural gas it purchased from ChevronTexaco, with the amount of the accelerated payment generally being equal to 75 percent of the value of the prior month's gas deliveries, after reduction pursuant to a netting agreement between ChevronTexaco and Dynegy. This payment arrangement was effective upon the closing of the sale of Northern Natural Pipeline Company in August 2002 and resulted in an accelerated payment totaling $176 million at December 31, 2002. Also in August 2002, in partial satisfaction of certain of its obligations to ChevronTexaco under these agreements, Dynegy sold to ChevronTexaco a 39.2% ownership interest in West Texas LPG Pipeline Limited Partnership, or WTLPS, which is the owner of West Texas LPG Pipeline. ChevronTexaco was already the owner of the largest interest in WTLPS and the operator of the pipeline.

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example, continue in their current forms.(5) ChevronTexaco also continues to sell significant amounts of natural gas to Dynegy for Dynegy's facilities and remaining gas marketing and supply business and in connection with its Dynegy Midstream Services operations. In February 2003, ChevronTexaco sold approximately 228,000 MMBtu/day of natural gas to Dynegy Marketing and Trade, and in March 2003, ChevronTexaco sold approximately 179,000 MMBtu/day to Dynegy Marketing and Trade. ChevronTexaco and Dynegy Midstream Services have also entered into an agreement for the purchase by Dynegy Midstream Services of natural gas from ChevronTexaco to fulfill Dynegy Midstream Services' obligations to replace natural gas extracted in the processing of natural gas under natural gas processing agreements between Dynegy Midstream Services and many natural gas producers and marketers. ChevronTexaco sold approximately 75,000 MMBtu/day in March 2003 to Dynegy Midstream Services under this agreement.

                  Dynegy has contracts with each of ChevronTexaco's refineries situated in El Paso, Texas, El Segundo, California, Pascagoula, Mississippi, Richmond, California, Salt Lake City, Utah, and Hawaii, pursuant to with Dynegy provides refinery services. All of these contracts allow Dynegy to purchase excess natural gas liquids produced during the refining process. In addition, with respect to all of the refineries except Hawaii, these agreements also provide for the supply by Dynegy of natural gas liquids to ChevronTexaco, which are utilized in its refining process. Generally, these agreements provide that Dynegy obtain on behalf of ChevronTexaco's refineries any such natural gas liquids feedstocks that they need and, in return, Dynegy is reimbursed for the cost of acquiring such feedstocks and is paid a cents-per-gallon fee for providing such services. These agreements extend through August 2006. Dynegy also has the right to purchase or market substantially all of ChevronTexaco's natural gas liquids (both mixed and raw) pursuant to a Master Natural Gas Liquids Purchase Agreement, which extends through August 2006.(6)

                  As noted previously, ChevronTexaco and Chevron USA have taken significant writedowns with respect to their investment in Dynegy. ChevronTexaco's net income for the fiscal year ending December 31, 2002 included special charges of $2.306 billion related to Dynegy. The Dynegy charges were composed of $1.626 billion for the write-down of the company's investment in Dynegy common and preferred stock to its estimated fair value at September 30, 2002; $305 million for the company's share of Dynegy's own write-downs and revaluations; and $149 million for the company's share of Dynegy's loss on its sale of Northern Natural Gas Company.

---------------------

     (5) Dynegy Midstream Services is the company's natural gas liquids business unit involved in gathering, processing, fractionation, transportation, marketing and feedstock supply. In March 2002, Dynegy agreed with ChevronTexaco to expand their commercial relationships to include substantially all of the natural gas and domestic mixed natural gas liquids and natural gas liquid products produced or controlled by the former Texaco.

     (6) ChevronTexaco or its affiliates and Dynegy hold investments in joint ventures, including a 22.9% ownership interest in Venice Energy Services Company, L.L.C., which holds a pipeline gathering system, a processing plant, a fractionator and an underground natural gas liquids storage facility in Louisiana, and a 50% ownership interest in Nevada Cogeneration Associates #2, which holds Dynegy's Black Mountain power generation facility in Nevada.

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                  The write-down of ChevronTexaco's investment in Dynegy during
2002 was required under applicable accounting rules because the decline in the fair value of the investment below its carrying value was determined to be other than temporary. Following the third quarter write-down, the remaining book value of the company's investment in Dynegy at December 31, 2002, was $412 million - composed of $300 million for the preferred stock and $112 million for the common stock. At March 31, 2003, ChevronTexaco's carrying value of its investment in Dynegy common stock was $70 million, equivalent to $0.72 per Dynegy share. The carrying amount of the $1.5 billion face value of Dynegy preferred stock was $300 million -- its estimated fair value at March 31, 2003. Additional charges to earnings in subsequent periods would be required to the extent the fair value of the Dynegy securities at the end of any such period is below the carrying value, and the decline in value is deemed to be other than temporary.(7)

                  Although Dynegy is obligated to redeem the $1.5 billion Series B Preferred Shares in November 2003, Dynegy has stated that it does not expect to so redeem the securities. Dynegy made the disclosure in its Annual Report on Form 10-K for the year ended December 31, 2003, based on its substantial debt obligations, liquidity position, limitations under applicable state law and limitations in its restructured credit facility. With respect to this last point, notwithstanding the provision for a mandatory redemption of the Series B Preferred Shares in November 2003, Dynegy has entered into a bank agreement that limits to $50 million the amount of such redemptions.(8) Series B Preferred Shares not redeemed will remain outstanding. Dynegy has stated that its failure to redeem the Series B preferred stock on the redemption date would not be a default under any of its bank borrowings, secured debt, senior notes or other obligations. The shares of Series B Preferred Shares are not entitled to a dividend in cash or in kind or any Dynegy board representation either currently or upon a failure to make a redemption payment. The situation with respect to the Series B Preferred Shares underscores how, despite its position as Dynegy's largest shareholder, ChevronTexaco is unable to control or otherwise exercise a meaningful controlling influence over the management or policies of Dynegy.

                  The rights of ChevronTexaco and Chevron USA are further restricted by Dynegy's Articles of Incorporation and a Shareholder Agreement dated June 14, 1999 among Energy Convergence Holding Company, Illinova Corporation, Dynegy Inc. and Chevron USA (the "Shareholder Agreement").

                  Under Dynegy's Articles of Incorporation, Chevron USA, as holder of the Class B Shares, is not entitled to any more than three representatives on Dynegy's Board (the

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     (7) In April, Dynegy announced that its independent accountants had completed a re-audit of Dynegy's 1999-2001 financial statements and an audit of Dynegy's 2002 financial statements. None of the restatements to Dynegy's financial statements identified in the re-audit were material to ChevronTexaco; therefore, no restatement of the company's prior-period results was necessary.

     (8) Dynegy's restructured credit facility further provides that it must permanently reduce borrowings under the credit facility by three times any amount repaid.

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"Chevron Directors") no matter what percentage of Dynegy's common stock it owns.(9) At present, Chevron USA has the right to elect three members of a fourteen member board.(10) Because the holders of Class A shares of Dynegy common stock ("Class A Shares") vote as a separate class for the other eleven directors, Chevron USA has no voice in the selection of those directors. Chevron USA also has no representative on Dynegy's Nominating Committee, which proposes such directors for election by the holders of Class A Shares. If Chevron USA ceases to own at least 15% of the total outstanding shares of Dynegy common stock, its Class B Shares will automatically convert to Class A Shares and Chevron USA will no longer have an exclusive right to elect three members of Dynegy's Board of Directors.(11)

                  The Shareholder Agreement also imposes restrictions on sales by Chevron USA of its shares in Dynegy.

                  ChevronTexaco has certain customary minority-protection rights under provisions in the Dynegy Articles of Incorporation. Consistent with Illinois corporate law and practice, a two-thirds vote is required to approve certain major transactions, including mergers, consolidations, sales of assets, and liquidation. The Chevron Directors can prevent Dynegy from entering into certain major transactions, including mergers, acquisitions, and other business combinations, sales of businesses or assets, and major transactions, including joint ventures, in which such transactions are valued over $1 billion or one-quarter of Dynegy's market capitalization, whichever is greater, so long as Chevron USA owns Class B Shares. ChevronTexaco's ability to exercise even these customary minority-protection rights, however, is further limited by other provisions. For example, under the Shareholders Agreement, if Chevron USA exercises such rights twice within a 24-month period or three times during any time period, either at the Board of Directors level or at the shareholder level (other than to block changes to the constituent instruments of Dynegy which would materially affect such rights), Dynegy will have certain rights to purchase Chevron USA's shares or require Chevron USA either to sell its shares of Dynegy to a third party or to give up any future blocking rights.

                  Additional information regarding the business and operations of Dynegy is set forth in the following documents, to which reference is made:

                  (i) Annual Report on Form 10-K of Dynegy Inc. (Commission File No. 1-15659) for the fiscal year ended December 31, 2002, filed April 11, 2003;

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     (9) Pursuant to Dynegy's Articles of Incorporation, so long as Chevron USA, as holder of the Class B Shares, owns at least 15% of Dynegy's total outstanding shares of common stock, Chevron USA is entitled to elect three of the members of the Dynegy Board of Directors as Chevron USA's representatives.

     (10) Under Dynegy's Articles of Incorporation, its board of directors may consist of as few as twelve directors or as many as fifteen directors, as determined from time to time by the board.

     (11) The Dynegy Articles of Incorporation contain provisions for cumulative voting by holders of the Class A Shares, generally, and therefore Chevron USA might, even with less than 15% of Dynegy common stock, elect one or more members of Dynegy's Board of Directors, but will have no right to have its designees put forward as nominees and could not in such event reasonably expect to elect more than three of the fourteen directors.

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                  (ii)     Quarterly Report on Form 10-Q for the quarter ended
                           March 31, 2003, filed May 15, 2003;

                  (iii) Current Reports on Form 8-K filed January 8, 2003, January 22, 2003, January 31, 2003, April 2, 2003,
                           April 18, 2003, May 2, 2003, and May 27, 2003; and

                  (iv) Dynegy's Claim of Exemption on Form U-3A-2, filed March 31, 2003.

                  3.       ILLINOIS POWER

                  Through its wholly-owned subsidiary Illinova Corporation ("Illinova"), a public-utility holding company exempt from registration under
Section 3(a)(1) of the Act, Dynegy owns all of the outstanding voting securities of Illinois Power, which is a public-utility company within the meaning of the Act.(12) Illinois Power operates as a regulated utility engaged in the transmission, distribution, and sale of electric energy and the transportation, distribution and sale of natural gas across a 15,000 square mile area in Illinois. All of Illinois Power's utility assets are located in Illinois.

                  Illinois Power is regulated by the Illinois Commerce Commission ("Illinois Commission") and the Federal Energy Regulatory Commission ("FERC"). Illinois Power supplies electric service at retail to an estimated aggregate population of 1,372,000 in 313 incorporated municipalities, adjacent suburban and rural areas, and numerous unincorporated communities. As of January 3, 2003, based on billable meters, Illinois Power served 592,692 active electric customers. Illinois Power owns an electric distribution system of 37,907 circuit miles of overhead and underground lines. For the year ended December 31, 2002, Illinois Power delivered a total of 19,144 million kWh of electricity.

                  By order dated July 8, 1999, the Illinois Commission approved the restructuring of Illinois Power to separate power generation from power delivery.(13) At the time of the Transaction, a wholly-owned subsidiary of Illinova owned and operated 3,812 MW of fossil-fired electric power generating capacity located in Illinois, which was formerly owned by Illinois Power. Thereafter, the generating assets were transferred to Illinois Power Marketing, Inc., which was subsequently renamed Dynegy Midwest Generation, Inc ("DMG"), which is an exempt wholesale generator within the meaning of Section 32 of the Act.

                  Illinois Power supplies retail natural gas service to an estimated population of 1,019,000 in 258 incorporated municipalities and adjacent areas. As of January 3, 2003 based on billable meters, Illinois Power served 414,333 active gas customers. Illinois Power owns 774 miles of natural gas transportation pipeline and 7,598 miles of natural gas distribution pipeline.

---------------------

     (12) Dynegy is also a holding company as s a result of its ownership of Illinois Power. Dynegy claims exemption from registration pursuant to Rule 2 under Section 3(a)(1) of the Act.

     (13) ICC Docket No. 99-0209 (July 8, 1999). See also Illinova Corp., 88 FERC 62,229 (Sept. 10, 1999) (FERC jurisdictional facilities transfer approval); Illinova Power Marketing, 88 FERC 61,189 (Aug. 24, 1999) (effectiveness of wholesale power contracts).

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

                  On October 23, 2002, the Illinois Commission issued an order approving a petition submitted by Illinois Power to enter into an agreement with Dynegy and certain of its affiliates ("Dynegy Parties") that would allow for the netting of certain payments due to Dynegy under a services and facilities agreement pursuant to which Dynegy affiliates exchange certain corporate services and share facility space with Illinois Power. Under the Illinois Commission's order, payments due to Dynegy Parties from Illinois Power under this agreement can be netted against certain intercompany payments due to Illinois Power from Dynegy Parties should Dynegy Parties fail to make those payments on or before their due dates. The agreement also allows Dynegy Parties to net certain payments in the event Illinois Power fails to make its required payments to Dynegy Parties. Additionally, Illinois Power will not be permitted to pay any common dividend on its common stock to Dynegy or its affiliates until Illinois Power's mortgage bonds are rated investment grade by Moody's Investor Services and Standard and Poor's, a division of The McGraw-Hill Cos., and specific approval is obtained from the Illinois Commission. The Illinois Commission also made certain provisions for the advancement of funds necessary to fund payments on Illinova's outstanding senior notes. A copy of the Illinois Commission's order is attached as Exhibit D-4.

                  Additional information regarding Illinois Power is set forth in the following documents, each of which is incorporated herein by reference:

                  (i) Annual Report on Form 10-K of Illinois Power (Commission File No. 1-3004) for the fiscal year ended December 31, 2002, filed April 15, 2003;

                  (ii) Quarterly Report on Form 10-Q for the quarter ended March 31, 2003, filed May 15, 2003; and

                  (iii) Current Report on Form 8-K of Illinois Power Company (Commission File No. 1-3004) filed January 15, 2003.

         B.       REASONS FOR THE TRANSACTION(14)

                  Although neither ChevronTexaco nor Chevron USA was a party to the Transaction, the Applicants understand that Illinova and Dynegy undertook the Transaction in order to enhance the efficiency of their respective operations consistent with applicable state and federal law, and particularly state and federal regulatory changes implementing competitive power generation and energy services and nondiscriminatory power delivery services on an open access basis.

---------------------

     (14) The statements contained herein regarding Illinova's and Dynegy's reasons for completing the transaction are based upon the companies' regulatory and securities filings, including statements made by such parties in filings made with the Commission in connection with this proceeding.

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ITEM 2. FEES, COMMISSIONS AND EXPENSES

                  The fees, commissions and expenses to be paid or incurred, directly or indirectly by all parties, in connection with the instant request for exemption are expected to total approximately $120,000.

ITEM 3. APPLICABLE STATUTORY PROVISIONS

                  Section 3 of the Act provides that the Commission upon application shall by order exempt any person from the provisions of the Act if such person meets the requirements for any exemption contained in Sections 3(a)(1) through 3(a)(5) and if the exemption is not detrimental to the public interest or the interest of investors and consumers. Section 3(a)(3) of the Act is applicable to Applicants because as a result of the Transaction, each of the Applicants has directly or indirectly acquired more than 10% of the voting securities of Illinois Power. In so doing, each became "only incidentally" a holding company. ChevronTexaco and Chevron USA remain primarily engaged and interested in their respective non-utility businesses, and neither derives a material part of its income from Illinois Power. Further, there are no disqualifying circumstances that should cause the Commission to exercise its authority under the "unless and except" clause.

                  Under Section 3(a)(3)(A) of the Act, the
                  Commission:

                  shall exempt any holding company, and every
                  subsidiary company thereof as such, from
                  any provision or provisions of [the Act],
                  unless and except insofar as it finds the
                  exemption detrimental to the public
                  interest or the interest of investors and
                  consumers, if such holding company is only
                  incidentally a holding company, being
                  primarily engaged or interested in one or
                  more businesses other than the business of
                  a public-utility company and not deriving,
                  directly or indirectly, a material part of
                  its income from any one or more subsidiary
                  companies, the principal business of which
                  is that of a public-utility company . . . .
                  (15)

The Applicants' indirect, minority interest in Illinois Power satisfies the standard from exemption provided by Section 3(a)(3). As discussed previously, the minority interest in Illinois Power came about solely because the Applicants consented to and facilitated the merger initiated and sought by Dynegy and Illinova, and not through efforts by ChevronTexaco or Chevron USA to engage directly or indirectly in the public-utility business or to acquire a public-utility company or public utility holding company. The Applicants were at the time of the Transaction and continue to be primarily (and, in fact, almost exclusively) engaged and interested in oil, gas and related non-utility businesses, and neither ChevronTexaco nor Chevron USA directly or

---------------------

     (15) Act Section 3(a)(3)(A). Subparagraph (B) of Section 3(a)(3) provides that the materiality test described in subparagraph (A) is not applicable where "substantially all of the outstanding securities of the subsidiary are owned, directly or indirectly, by the holding company." See also Aluminum Co. of America, Holding Co. Act Release No. 1669, 5 SEC 640 (Aug. 8, 1939). Because ChevronTexaco has only a minority ownership interest in Dynegy, subparagraph (B) of Section 3(a)(3) is not applicable.

indirectly derives a material part of its income from Illinois Power - or any other public-utility company.

                  Compelling support for this Application - confirmation that the Applicants fit comfortably and squarely within the category of companies for which Congress intended Section 3(a)(3) - is found in the Report to the Senate of the Committee on Interstate Commerce, accompanying the bill that became the Act.(16) In the Senate Report, the Section 3(a)(3) exemption is described as applicable where:

                  [T]he company is not essentially in the
                  utility field and either (A) gets no
                  appreciable income from utilities, or (B) if it gets an appreciable income from utilities, it owns all the outstanding securities of those utilities so that they are not financed by the public but are essentially departments, rather than subsidiaries, of the parent company.(17)

Consistent with the policies and provisions of the Act, Applicants are clearly each "only incidentally a holding company" and so entitled to the exemption under Section 3(a)(3) of the Act.

         A. EACH OF THE APPLICANTS IS ONLY INCIDENTALLY A HOLDING COMPANY, BEING PRIMARILY ENGAGED AND INTERESTED IN BUSINESSES OTHER THAN THAT OF A PUBLIC-UTILITY COMPANY.

                  1.       THE TRANSACTION SATISFIES THE PLAIN LANGUAGE OF
                           SECTION 3(a)(3).

                  ChevronTexaco is a fully integrated petroleum company and Chevron USA is principally engaged in the exploration and production of crude oil, natural gas liquids, and natural gas in the United States, and the refining, marketing and transporting gasoline and other refined products in the United States, as described above. Other than Illinois Power, the Applicants have no public-utility company subsidiaries and no income derived from the operations of public-utility companies as defined by the Act. As a result, ChevronTexaco and Chevron USA are "primarily engaged or interested in one or more businesses other than the business of a public-utility company" within the meaning of Section 3(a)(3).

                  Upon consummation of the Transaction, each of ChevronTexaco and Chevron USA became presumptively holding companies within the meaning of the Act - but this change in status was only an incidental result of an arm's length transaction initiated by Dynegy and Illinova, in which ChevronTexaco as a minority shareholder of Dynegy was not involved. The strategy for Dynegy to acquire regulated utility operations was not conceived or advocated by ChevronTexaco. Review of the background of the Transaction shows that the combination of Dynegy and Illinova was driven by the separate business needs of those companies. The

---------------------

     (16)  S. Rep. No. 74-621 (May 13, 1935) [hereinafter the "Senate Report"].

     (17)  Id. at 24 (emphasis added).

Transaction was not driven by a desire or strategic business plan of ChevronTexaco to acquire control of a public utility company. Indeed, the rights of ChevronTexaco as minority shareholder are limited to certain "blocking" rights. It did not, and does not, have the corporate authority to impel Dynegy to execute a transaction of this type.

                  As noted above, ChevronTexaco acquired its interest in Dynegy for the purpose of creating a long-term alliance with a major energy trading company and to participate through its equity ownership interest in Dynegy in gas and liquids marketing, midstream services, and wholesale electric generation by "unregulated" power generators such as exempt wholesale generators and qualifying facilities. Applicants' post-Transaction involvement in Dynegy has been focused on monitoring and attempting to protect the value of their investment.(18) There is no Commission precedent denying a Section 3(a)(3) exemption in a situation such as the instant one, in which the status of the strategic investor as a holding company occurs solely as an unintended consequence of an arm's length merger transaction initiated by entities the investor does not control.(19)

                  Commission precedent denying exemptions under Section 3(a)(3) appears in the context of efforts by applicants purposefully to assemble and maintain vast holding company systems with many majority controlled, public-utility company subsidiaries.(20) This Application involves no such risk to the statutory purpose or legislative intent of the Act. Granting the present exemption does not "open the door" closed fifty years ago in the Commission's early application of the Section 3(a)(3) exemption to block its use by large companies seeking to participate in the utility business.

                  In this case, Applicants' minority ownership in Dynegy arose through the merger of Dynegy and Illinova, a merger that was the result of the independently developed business

---------------------

     (18) For a period of approximately 4 months, beginning May 28, 2002, Mr. Glenn Tilton, Vice Chairman of ChevronTexaco, served as the interim chairman of the board of directors of Dynegy. Mr. Tilton resigned from his position as interim chairman of Dynegy on September 2, 2002, to become chairman, president, and chief executive officer of UAL Corporation. At that time, Mr. Daniel Dienstbier was appointed interim Chairman. Mr. Dienstbier is not an officer or director of ChevronTexaco.

     (19) Indeed, on similar facts, the Commission has by order declared a minority shareholder not to be holding company within the meaning of the Act. See Kaneb Pipe Line Co., Holding Co. Act Release No. 16250 (Dec. 24, 1968). In that matter, Kaneb Pipe Line Company ("Kaneb") had acquired 19.48% of the outstanding common stock of a gas utility company Kansas-Nebraska Natural Gas Company, Inc. ("K-N") for the avowed desire fo effecting a merger between the two companies. The management of K-N opposed the merger and the Commission found that in these circumstances that there was a "an active and real opposition between the managements of these two companies," supporting a finding that Kaneb was not a holding company for K-N.

     (20) See, e.g., Cities Serv. Co., Holding Co. Release No. 2444, 8 SEC 318 (Dec. 23, 1940); Standard Oil Co., Holding Co. Release No. 3312, 10 SEC 1122 (Feb. 5, 1942). Although some of the Congressional debate cited by the Commission in these older cases arguably supports a narrow interpretation of
Section 3(a)(3), the Senate Report states that the purpose of the Section 3(a) exemptions was to "exempt those holding companies which the committee believes ought not to be covered because of the fact, and to the extent, that they are either intrastate in character or not essentially holding companies in the utility field." Senate Report at 6 (emphasis added). This statement of the Committee (as opposed to that of any individual member from the floor of Congress) supports an interpretation of Section 3(a)(3) that would reasonably include companies such as ChevronTexaco, which are not "essentially holding companies in the utility field."

plans of Illinova and Dynegy. In the context of that merger, ChevronTexaco and Chevron USA maintained their strategic investment in Dynegy for reasons unrelated to ownership of a public-utility. If ChevronTexaco or Chevron USA were deemed to be a public-utility holding company subject to registration as a result of the Transaction, that could only be an incidental result of a business combination independently sought by Dynegy and Illinova for reasons unrelated to Applicants' operations, and not the result of any effort by ChevronTexaco or Chevron USA to acquire or control a public-utility company or its holding company. This is precisely the anomalous result Section 3(a)(3) appears designed to prevent.

                  2. THE POLICY CONSIDERATIONS THAT LED THE COMMISSION TO APPLY A RESTRICTIVE GLOSS TO SECTION 3(a)(3) DO NOT APPLY HERE.

                  The Act does not set forth specific factors or circumstances that define when a company is "only incidentally" a public-utility holding company. The administrative practice of requiring an operational or "functional relationship" arose in the early years of the Commission's administration of the Act.(21) Soon after passage of the Act, the Commission became concerned about possible evasion of the statute by large, multi-state holding company systems whose operations had never been subjected to effective state regulation. The Commission responded by articulating two requirements in applying Section 3(a)(3) that the unregulated, multi-state systems routinely failed to meet: (i) that there be a functional relationship between the public-utility subsidiary company and the primary nonutility business of its parent company, and (ii) that the public-utility company be small in size in an absolute sense.

                  The policy considerations that led the Commission to limit the availability of the Section 3(a)(3) exemption do not apply to Applicants' indirect interest in Illinois Power, which operates almost exclusive in a single state and is subject to effective regulation by that state commission and the FERC. In this context, the Commission need only read the statute as Congress intended to grant this Application.(22)

---------------------

     (21) The origin of the "functional relationship" test can be traced to remarks made by Senator Wheeler which, importantly, were made in reference to a proposed, but rejected, change in the wording "only incidentally a holding company" to "only incidentally interested in a public-utility company." 79 Cong. Rec. 8843-44 (1935). See also Cities Serv., 8 SEC 318; Standard Oil, 10 SEC at 1129. The Commission has never held that the examples used by Senator Wheeler were exclusive, and in all events, the courts have held that Senator Wheeler's explanations during the floor debate do not supplant the plain meaning of the language of the Act. See Pacific Gas & Elec. Co. v. SEC, 127 F.2d 378, 382 (9th Cir. 1942), aff'd per curiam on reh'g, 139 F.2d 298 (9th Cir. 1943), aff'd per curiam, 324 U.S. 826 (1945) (rejecting argument based upon explanation articulated during floor debate that was at variance with the Act's plain meaning).

     (22) The Senate Report reveals that Congress consciously chose to structure
Section 3 to provide broad classes of exemptions that would be conferred in a flexible fashion unless the Commission "finds the exemption detrimental to the public interest or the interest of investors or consumers." The Senate Report provides a definitive description of the relationship of the "unless and except" clause to the specific exemptions available under Section 3(a):

                  New section 3(a) has been drafted to
                  exempt these holding companies which the committee believes ought not to be covered because of the fact, and to the extent, that they are either intrastate in character or else not essentially holding companies in the utility field. The Commission is required to exempt any company which falls into one of the described classes, unless and except insofar as it determines that exemption is detrimental to the national public

                  3. IT IS APPROPRIATE FOR THE COMMISSION TO RELY ON THE PLAIN MEANING OF SECTION 3(a)(3) ON THE FACTS OF THIS MATTER.

                  While the "functional relationship" test has proven a useful tool, it does not preclude reliance on other factors, such as those present here, to demonstrate the "incidental" nature of a company's holding company status.(23) Where, as here, a statute designates an administrative agency to apply and interpret a statute, the agency has reasonable discretion to formulate solutions to practical problems that arise in applying that law, consistent with the overall purposes and provisions of the statute. See, e.g., Chevron v. National Resources Defense Counsel, 467 U.S. 837, 843 (1984); United States v. Mead, 533 U.S. 218 (2001).

                  Indeed, the Commission itself has long recognized that part of its job under the 1935 Act, as an administrative agency administering a complex regulatory scheme, is to bring to bear its discretion and judgment in applying the general legislative rules set out in the Act. As the Commission stated in a 1937 decision, issued only two years after the Act's passage:

                  The ideal which has been presented in
                  justification of these new agencies, and that which alone holds promise of benefit rather than of hurt to the community, is the ideal of special knowledge, flexibility, disinterestedness and sound judgment in applying broad legislative principles that are essential to the protection of the community, and of every useful activity affected, to the intricate situations created by expanding enterprise.

--------------------------------------------------------------------------------

         interest. The exemption when invoked applies to the company as a holding company and to every subsidiary of the exempted holding company as a subsidiary of such company . . . .

         It is the duty of the Commission, as to any company which it finds to fall in one of these five categories, to exempt such company from any provision or provisions of Title I to the extent it deems such exemption not detrimental to the public interest or the interest of investors or consumers. By thus imposing a mandatory duty upon the Commission to exempt companies falling within defined categories except where such exemption is definitely detrimental to the basic purpose of the statute, the Committee has felt free to broaden the exemptions beyond what would be justified if the exemptions had been made unqualified and self-operative, and beyond the power of the Commission to correct when abused or used to circumvent the purpose of the title.

Senate Report at 5-6, 24 (emphasis added). The flexibility built into Section 3 exemplifies the Commission's precept that the Act "creates a system of pervasive and continuing economic regulation that must in some measure at least be refashioned from time to time to keep pace with changing economic and regulatory climates." Union Elec., Holding Co. Act Release No. 18368, 45 SEC 489, n.52 (Apr. 10, 1974).

     (23) It should also be noted that, in other circumstances where the Commission has developed a test for a "functional relationship" test under
Section 11 of the Act, the cases hold that the Commission may approve an application upon either satisfaction of that test or upon a demonstration that the application falls within the plain meaning of the statute and is otherwise consistent with the policies of the Act. Southern Communications Serv., Holding Co. Release No. 26211 (Dec. 30, 1994) (approving formation of telecommunications subsidiary based upon the plain meaning of the applicable provision of the Act and, in the alternative, based upon application of the "functional relationship" test for approving diversification proposals); see also The Regulation of Public-Utility Holding Companies, Division of Investment Management, United States Securities and Exchange Commission (June 1995) at 86-87.

International Paper and Power Co., Holding Co. Act Release No. 642 n. 10 (May 5,
1937) (emphasis added) (quoting Charles E. Hughes, later Chief Justice of the United States, in "Some Aspects of Development of American Law," 39 Rep. N.Y. State Bar Ass'n, 269-270 (1916)).

                  The Commission's broad definitional powers permit it to interpret the "only incidentally a holding company" requirement in a manner that encompasses the nature of Applicants' indirect interest in Illinois Power. It is respectfully submitted that the above articulation of the functional relationship test is consistent with the purposes of the Act, including the protection of investors, and satisfies the statutory requirement that ChevronTexaco and Chevron USA each be "only incidentally a holding company."

         B. THE APPLICANTS DO NOT DERIVE A MATERIAL PART OF THEIR INCOME FROM ILLINOIS POWER.

                  The other requirement of Section 3(a)(3) - that Applicants not derive a material part of their income from the public-utility operations of Dynegy (i.e., those of Illinois Power) - is fully satisfied here. Even though the utility's revenues and assets are small in relation to ChevronTexaco's, they are inconsequential when considered on the basis of ChevronTexaco's approximately 26% indirect interest in Illinois Power. ChevronTexaco's approximately 26% equity interest in Illinois Power represented: (i) less than 0.5% of ChevronTexaco's revenues, (ii) less than 1.0% of ChevronTexaco's operating income, and (iii) less than 1.7% of ChevronTexaco's assets. Similarly, in 2002 Chevron USA's indirect interest in Illinois Power represented: (i) less than 0.6% of Chevron USA's total revenues, (ii) less than 6.6% of Chevron USA's operating income, and (iii) less than 3.5% of Chevron USA's assets.

                  Set forth below is a comparison (Chart A) and percentage computation (Charts B-1 and B-2) of the respective total revenues, operating income, net income and assets of ChevronTexaco, Chevron USA and Illinois Power utility operations, in each case based on the most recent available data (the fiscal year ending December 31, 2002):

Chart A

          ChevronTexaco                          Chevron USA                               Illinois Power
           (billions)                             (billions)                                 (billions)
-------------------------------------------------------------------------------------------------------------------------
(a) Total Revenue .....$98.691         (e) Total Revenue .....$66.899         (i) Utility Operating Revenue........$1.518

-------------------------------------------------------------------------------------------------------------------------

(b) Operating Income...$ 4.466         (f) Operating Income...$ 0.658         (j) Utility Operating Income.........$0.164

-------------------------------------------------------------------------------------------------------------------------

(c) Net Income.........$ 1.132         (g) Net Income.........$(1.897)        (k) Net Utility Income...............$0.161

-------------------------------------------------------------------------------------------------------------------------

(d) Total Assets.......$77.395         (h) Total Assets.......$37.406         (l) Total Utility Assets.............$4.941

-------------------------------------------------------------------------------------------------------------------------

Chart B-1

                         Utility Operating Income (j)
                               as a percentage of
                           ChevronTexaco Operating
Utility Revenue (i)               Income (b)              Net Utility Income (k)        Total Utility Assets (l)
as a percentage of                   and                    as a percentage of             as a percentage of
ChevronTexaco Total        ChevronTexaco Net Income         ChevronTexaco Net              ChevronTexaco Total
    Revenue (a)                      (c)                         Income (c)                     Assets (d)
----------------------------------------------------------------------------------------------------------------------
                           Operating Income:   3.7%
       1.54%                                                        14.2%                         6.4%
                           Net Income:        14.5%
----------------------------------------------------------------------------------------------------------------------

Chart B-2

                         Utility Operating Income (j)
                              as a percentage of
                         Chevron USA Operating Income
Utility Revenue (i)               Income (f)               Net Utility Income (k)       Total Utility Assets (l)
as a percentage of                   and                     as a percentage of            as a percentage of
Chevron USA Total           Chevron USA Net Income         Chevron USA Net Income       Chevron USA Total Assets
   Revenue (e)                       (g)                            (g)                           (h)
----------------------------------------------------------------------------------------------------------------------
                           Operating Income:   2.0%
      2.3%                                                          N/A                          13.2%
                           Net Income:         N/A(24)
----------------------------------------------------------------------------------------------------------------------

                  As noted in the 1995 Staff Report, the Commission has generally found that the contribution of less than 10% to the total income of the holding company to be immaterial.(25)

                  ChevronTexaco's and Chevron USA's equity ownership in Dynegy is approximately 26%. When taking into account ChevronTexaco's and Chevron USA's approximately 26% ownership interest in Dynegy, ChevronTexaco's and Chevron USA's status under Section 3(a)(3) is even more compelling. Charts C-1 and C-2 show the utility operations of Illinova expressed as the portion attributable to ChevronTexaco and Chevron USA on equity consolidation, based upon ChevronTexaco's and Chevron USA's equity ownership level in Dynegy:

---------------------

     (24) As noted in Chart A, Chevron USA had no net income for the Fiscal Year ending December 31, 2002.

     (25) 1995 Staff Report at 113-14. Compare Columbian Carbon Co., 1 SEC
633 (Aug. 5, 1936) (finding public-utility company operations constituting 3.2% of revenues of the holding company to be immaterial), and Milliken & Co., Holding Co. Release No. 23509, 31 SEC Docket 1070 (Dec. 3, 1984) (finding utility operations constituting approximately 3.4% of the holding company's gross sales to be immaterial), with Cities Serv., 8 SEC 318 (finding public-utility company operations accounting for 47.3% of the holding company's assets, 32.6% of its aggregate gross revenues, and 11.04% of its total cash income to be material).

Chart C-1

                                Portion of Illinois Power Utility         Illinois Power Utility Revenue, Income and
    ChevronTexaco's        Revenue, Income and Assets Attributable to                       Assets
  Equity Ownership of              ChevronTexaco on Equity                    as a percentage based on equity of
         Dynegy                    Consolidation Principles               ChevronTexaco's Revenue, Income and Assets
----------------------------------------------------------------------------------------------------------------------
                           Utility Revenue:           $0.395 billion                        0.40%

          26%              Utility Operating Income:  $0.043 billion                        0.96%

                           Utility Assets:            $1.285 billion                        1.67%

----------------------------------------------------------------------------------------------------------------------

Thus, based on attribution to ChevronTexaco of an indirect interest of 26% in the public-utility company operations of Illinois Power, ChevronTexaco may be deemed to derive LESS THAN 0.5% OF ITS TOTAL REVENUES, LESS THAN 1% OF ITS OPERATING INCOME, AND LESS THAN 1.7% OF ITS NET INCOME directly or indirectly from the total utility revenues and utility operating income of Illinois Power.

Chart C-2

                                Portion of Illinois Power Utility         Illinois Power Utility Revenue, Income and
     Chevron USA's         Revenue, Income and Assets Attributable to                       Assets
  Equity Ownership of                 Chevron USA on Equity               as a percentage based on equity of Chevron
         Dynegy                     Consolidation Principles                   USA's Revenue, Income and Assets
----------------------------------------------------------------------------------------------------------------------
                            Utility Revenue:          $0.395 billion                          0.59%

          26%               Utility Operating Income: $0.043 billion                          6.53%

                            Utility Assets:           $1.285 billion                          3.44%

----------------------------------------------------------------------------------------------------------------------

Thus, based on attribution to Chevron USA of an indirect interest of 26% in the public-utility company operations of Illinois Power, Chevron USA may be deemed to derive LESS THAN 0.6% OF ITS TOTAL REVENUES, LESS THAN 6.6% OF ITS OPERATING INCOME, AND LESS THAN 3.5% OF ITS NET INCOME directly or indirectly from the total utility revenues and utility operating income of Illinois Power.

         C. ILLINOVA'S PUBLIC-UTILITY COMPANY OPERATIONS SATISFY ANY ABSOLUTE SIZE LIMITATION.

                  The Commission has also, at times, required that the subsidiary's public-utility company operations be subject to an absolute size test. Cities Service involved a mammoth multi-state system with 89 public-utility company subsidiaries controlled by the holding company that presented all of the evils the Act was intended to address.(26) Similarly, the Commission's decision in Standard Oil addressed a system with four public-utility company subsidiaries located in three states, which was at least "the third largest [gas utility system] in the United States."(27) Given Standard Oil's size, the Commission stated that, even had there been a functional relationship between Standard Oil's business and the utilities, it would not have approved of the exemption. The "small size requirement" has been confined to cases involving huge systems that evolved without regulation, were not subject to effective regulation, and were trying to avoid registration, even though their operations were the plain targets of the Act.

                  In this matter, Illinois Power's utility operations are confined to one area, and are not far-flung among several different regions.(28) The utility operations are entirely located in Illinois and are wholly subject to the jurisdiction of a single public service commission. .

                  Exhibits N and L specifically address the issue of size. The comparisons on Exhibit N are on an equivalent actual basis using the most recent available electric and gas utility data, including power generation, transmission and distribution.(29) Illinois Power's electric utility revenues are compared to those of other regional electric utilities.

                  The region that includes the State of Illinois and bordering states is the most pertinent for the purpose of the analysis of size. In enacting retail open access, the State of Illinois relied upon legislative findings that "[c]ompetitive forces are affecting the market of electricity as a result of recent federal regulatory and statutory changes and the activities of other states."(30) The Illinois scheme of retail access harnesses the competition created by the availability of transmission service on an open access basis to protect consumers and reward investors. Illinois Power is interconnected and provides transmission service to numerous regional utilities that provide transmission service and compete with Illinois Power, in addition to facilitating the entry of other competitors.(31)

---------------------

     (26) Cities Serv., 8 SEC 318.

     (27) Standard Oil, 10 SEC at 1128.

     (28) In contrast, in Standard Oil, the applicant's public-utility operations encompassed substantial portions of three states, and in Cities Serv., the applicant had a "far-flung" utility empire with eighty-nine public utility subsidiaries operating in numerous states and Canada.

     (29) The page enumeration of Exhibit N corresponds to the corresponding pages of the data presented in Exhibit K to the application under the Act filed by AES Corporation. See Amendment No. 2 to Application on Form U-1/A under the Public Utility Holding Company Act of 1935 of AES Corporation (Mar. 5, 1999) (the "AES Application). The AES Application was approved in AES Corp., Holding Co. Act Release No. 27063, 70 SEC Docket 972 (Aug. 20, 1999). Applicants are presenting updated data from the same data source as was presented in the AES Application.

     (30) 220 Ill. Comp. Stat. 5/15-101A(b) (1997 Cum. Supp.).

     (31) Illinois Power has implemented open transmission access in accordance with FERC Order 888 and has planned to join a regional Independent System Operator. Illinois Power maintains substantial transmission interconnections with major regional electric utilities, including the TVA, American Electric Power, Ameren, and Commonwealth Edison, all of which are significantly larger than Illinois Power. Open access transmission also

                  Exhibit N-6 shows the revenue ranking and share of cumulative revenue of investor-owned electric utility companies for Illinois and bordering states. As shown therein, Illinois Power's electric utility revenue is a small percentage (2.7%) of the region studied and is lower than the same percentage for seven registered holding companies (American Electric Power: 22.2%, Exelon:
21.5%, Xcel Energy: 12.1%, Ameren: 7.8%, Alliant Energy: 3.9% and E.ON AG: 3.0%) and one exempt holding company (Wisconsin Energy: 4.4%). In short, 81.7% of the regional electric revenue is received by investor-owned electric utilities with greater revenues than Illinois Power.(32)

                  As Exhibit N-6 demonstrates, Illinois Power's regional asset ranking is consistent with its revenue ranking. Illinois Power represents only a small percentage (1.6%) of regional electric utility assets. Exhibit N-6 also illustrates that Illinois Power's electric power customer base is small (2.5%). Moreover, as shown by Exhibit N-7, the same is also true for Illinois Power's natural gas service revenues (2.5%), assets (1.9%), and customers (2.4%) on a regional basis.

                  Comparing the combined utility operations of Illinois Power with those of regional companies does not alter these conclusions. Exhibit N-9 demonstrates that Illinois Power's utility revenue (2.9%), asset (1.8%) and customer (2.8%) shares are small in comparison with those of other regional companies. On a national basis, too, Illinois Power is small, as is shown by Exhibit N-10. For example, Exhibit N-10 shows that Illinois Power represents 0.6% of the national revenue of electric companies.

                  Of utilities with operations based in Illinois, two utilities, Exelon and Ameren, are significantly larger than Illinois Power in terms of revenue rank, asset size, and number of customers. As indicated in Exhibit N-14, those two utilities represent the clear majority of the revenues, assets and customers of utility operations in Illinois. Illinois Power's percentage shares of revenues (8.6%), assets (7.1%), and customers (8.2%) are significantly smaller than those previously found in Section 3(a)(3) cases to be "too large."

                  The regulation and service obligations imposed by Illinois law upon the delivery function retained by Illinois Power and the rigorous competition introduced to electric power generation and energy supply by the FERC and Illinois law have dealt effectively with the concerns over arbitrary and monopolistic behavior that were raised by the sprawling and ineffectively regulated systems dealt with in EBASCO, Standard Oil, and Cities Serv.

--------------------------------------------------------------------------------
makes regional energy resources available to all wholesale and retail open access customers connected to the Illinois Power system. Regional electric competition and open access for electricity also bring competition to bear on natural gas service. This results from the substitution of electric energy for gas. Large gas consumers already have access to competitive supply as a result of FERC Order 636.

     (32) This analysis excludes the Tennessee Valley Authority ("TVA") and other public power agencies and cooperatives. TVA is larger in all relevant respects than any of the investor-owned utilities in the Illinova region, and has exchange power relationships with Illinois Power, American Electric Power, Ameren, and Cinergy, all of which compete in the Illinova region. TVA was not a significant source of power during the early years of the administration of the Act.

                  Illinois Power's retained public-utility system is small in any relevant sense today, and, in any event, its size is not a proxy for economic power or threat to the public interest.(33) To the extent size analysis plays any legitimate role in considering the availability of an exemption under
Section 3(a)(3), Illinois Power does not have the type of public-utility company market share or widespread public-utility company operations that have prompted the Commission to deny Section 3(a)(3) exemptions in the past. Instead, its utility operations are localized, are regulated in a thorough and comprehensive fashion, and constitute only a small share of a large and growing regional marketplace.

                  The Commission has both the authority and the duty to continue to adjust its interpretations (and regulatory tests) under the statutes it administers to reflect the changing environment of utility operations, structure and state regulation. It is respectfully submitted that the Commission has ample tools with which to deal with that environment within the plain meaning of
Section 3(a)(3), and that the size of a utility may, at best, be a secondary factor in making a determination under the exemption.

         D. GRANTING THE EXEMPTION IS CONSISTENT WITH THE PUBLIC INTEREST AND THE INTEREST OF INVESTORS AND CONSUMERS.

                  Once the Commission has found that a holding company is only incidentally a holding company in accordance with Section 3(a)(3), the Act provides that the Commission shall exempt the holding company from the Act "unless and except insofar as it finds the exemption detrimental to the public interest or the interest of investors and consumers." The legislative history of
Section 3 of the Act, and in particular the legislative history of the "unless and except" clause, demonstrates that Congress expected the Commission to apply
Section 3 of the Act in a flexible fashion in light of contemporary circumstances.(34) The Commission also has stated that the broad and flexible language of the "unless and except" clause should be read "in a way that makes economic and social sense in the light of contemporary realities."(35) In recent proceedings, the Commission has determined that one of the contemporary realities to consider in deciding

---------------------

     (33) The Commission has recognized the enhanced jurisdiction, authority and effectiveness of state commissions. Statement of the U.S. Securities and Exchange Commission Concerning Proposals To Repeal The Public Utility Holding Company Act of 1935 (June 2, 1982) 585, 590-91 [hereinafter "Statement of the SEC Concerning PUHCA Repeal"]. See also AES Corp., 70 SEC Docket at 55-59 &
n.23. (recognizing effectiveness of the ICC). The size and scope of Illinois Power's operations are the result of years of effective state and federal regulation and do not represent either private commercial power or the ability to evade regulation. Of course, regulation itself can increase the size of a public-utility company by requiring that service be widely available without discrimination and at low cost. For this reason, courts have long held that the size of effectively regulated public service corporations alone does not indicate the existence of private market power. See Cost Management Serv. v. Washington Natural Gas Co., 99 F.3d 937, 950-51 (4th Cir. 1998); Rebel Oil Co.
v. Atlantic Richfields, 51 F.3d 1421, 1439 (9th Cir. 1995); Southern Pacific Communication Co. v. AT&T, 740 F.2d 980, 1000 (D.C. Cir. 1989), cert. denied, 105 S. Ct. 1539 (1985); MCI Communication Corp. v. AT&T, 708 F.2d 1081, 1107
(7th Cir.), cert. denied, 464 U.S. 891 (1983); Mid-Texas Communication Serv. v. AT&T, 615 F.2d 1372, 1384-89 (5th Cir.), cert. denied, 449 U.S. 912 (1980);
Almeder Mall, Inc. v. Houston Indus., 615 F.2d 343, 354 (5th Cir), cert. denied, 449 U.S. 870 (1980).

     (34) Senate Report at 5-6, 24; Union Elec., 45 SEC at n.52

     (35) Union Elec., 45 SEC 489, 1974 WL 11418 at *13.

whether an exemption would be contrary to the public interest is "the protection afforded to investors, consumers, and the public by the existence of vigorous state regulation."(36)

                  ChevronTexaco's involvement as a minority shareholder has not resulted in any reduction in the oversight exercised by the Illinois Commission and FERC. Thus, in this instance, as in prior proceedings where the Commission declined to apply the "unless and except" clause, the grant of an exemption from the Act would not result in a regulatory gap and, therefore, would not be detrimental to the public interest or the interest of investors and consumers.

ITEM 4. REGULATORY APPROVAL

                  No other regulatory approval is required in connection with the proposed exemption. The Illinois Commission has, and will continue to retain, its applicable authority over the retail rates, services provided by, and dividends of Illinois Power and its transactions with affiliates.

ITEM 5. PROCEDURE

                  The Applicants respectfully request that the Commission issue its order as soon as possible declaring that ChevronTexaco and Chevron USA are exempt holding companies under Section 3(a)(3) of the Act.

                  The Applicants hereby (i) waive a recommended decision by a hearing officer or any other responsible officer of the Commission; (ii) agree that the Division of Investment Management may assist in the preparation of the decision of the Commission; and (iii) request that the Commission order that the exemption requested by this Application be effective immediately upon consummation of the Transaction.

ITEM 6. EXHIBITS AND FINANCIAL STATEMENTS

Exhibits

              B-3: Shareholder Agreement among Dynegy, Illinova, Dynegy and Chevron USA (previously filed with the Commission as Exhibit 10.6 to Current Report on Form 8-K of Dynegy Inc. (Commission File No. 1-11156), filed June 14,
                     1999 and incorporated by reference herein)

              D-4    Order of the Illinois Commerce Commission, October 23,
                     2002.

              L-1: Illinois Power Company Balance Sheet as of March 31, 2003 (incorporated by reference to Quarterly Report on Form 10-Q of Illinois Power (Commission File No.
                     1-3004) for the quarter ended March 31, 2003, filed
                     May 15, 2003)

---------------------

     (36) WPL Holdings, Inc., Holding Co. Act Release No. 24590 (Feb. 26,
1988).

              L-2: Illinois Power Company Net Revenues (incorporated by reference to Quarterly Report on Form 10-Q of Illinois Power (Commission File No. 1-3004) for the quarter ended March 31, 2003, filed May 15, 2003)

         Exhibit N:  Size Analysis With Updated Energy Information Agency Data

              N-6: Market Share for Electric Companies in Illinois and Bordering States

              N-7:   Market Share for Gas Companies in Illinois and Bordering
                     States

              N-8: Market Share for Combined Gas and Electric Companies in Illinois and Bordering States

              N-9:   Market Share for Utilities in Illinois and Bordering States

              N-10:  Market Share for Electric Companies in the United States

              N-11:  Market Share for Gas Companies in the United States

              N-12: Market Share for Combined Gas and Electric Companies in the United States

              N-13:  Market Share for Utilities in the United States

              N-14:  Market Share for Electric Companies in Illinois

              N-15:  Market Share for Gas Companies in Illinois

              N-16: Market Share for Combined Gas and Electric Companies in Illinois

              N-17:  Market Share for Utilities in Illinois

Financial Statements

         1.       Statement of Applicants.

                  Reference is made to the following documents, each of which is incorporated by reference herein: (i) Annual Report on Form 10-K of ChevronTexaco (Commission File No. 1-368-2) for the fiscal year ended December 31, 2002, filed March 17, 2003; (ii) Quarterly Report on Form 10-Q for the quarter ended March 31, 2003, filed May 9, 2003; (iii) Current Reports on Form 8-K filed January 31, 2003, February 18, 2003 and May 2, 2003.

         2.       Statements of Top Registered Holding Company.

                  None.

         3. Statements of Company Whose Securities Are Being Acquired or Sold.

                  Not applicable.

         4.       Statement of Changes.

                  None.

ITEM 7. INFORMATION AS TO ENVIRONMENTAL EFFECTS

                  The Transaction, a corporate merger, neither involves a "major federal action" nor "significantly affects the quality of the human environment," as those terms are used in Section 102(2)(c) of the National Environmental Policy Act. Consummation of the Transaction will not result in changes in the operations of the parties that would have any impact on the environment. No federal agency is preparing an Environmental Impact Statement with respect to this matter.

                                    SIGNATURE

                  Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this amendment to be signed on their behalf by the undersigned thereunto duly authorized.

Date: June 25, 2003

CHEVRONTEXACO CORPORATION

By:  /s/ Ray I. Wilcox
     ----------------------------
     Ray I. Wilcox
     Vice-President

CHEVRON U.S.A. INC.

By:  /s/ Ray I. Wilcox
     ----------------------------
     Ray I. Wilcox
     President

Exhibits

              B-3: Shareholder Agreement among Dynegy, Illinova, Dynegy and Chevron USA (previously filed with the Commission as Exhibit 10.6 to Current Report on Form 8-K of Dynegy Inc. (Commission File No. 1-11156), filed June 14,
                     1999 and incorporated by reference herein)

              D-4    Order of the Illinois Commerce Commission, October 23,
                     2002.

              L-1: Illinois Power Company Balance Sheet as of March 31, 2003 (incorporated by reference to Quarterly Report on Form 10-Q of Illinois Power (Commission File No.
                     1-3004) for the quarter ended March 31, 2003, filed
                     May 15, 2003)

              L-2: Illinois Power Company Net Revenues (incorporated by reference to Quarterly Report on Form 10-Q of Illinois Power (Commission File No. 1-3004) for the quarter ended March 31, 2003, filed May 15, 2003)

         Exhibit N:  Size Analysis With Updated Energy Information Agency Data

              N-6: Market Share for Electric Companies in Illinois and Bordering States

              N-7:   Market Share for Gas Companies in Illinois and Bordering
                     States

              N-8: Market Share for Combined Gas and Electric Companies in Illinois and Bordering States

              N-9:   Market Share for Utilities in Illinois and Bordering States

              N-10:  Market Share for Electric Companies in the United States

              N-11:  Market Share for Gas Companies in the United States

              N-12: Market Share for Combined Gas and Electric Companies in the United States

              N-13:  Market Share for Utilities in the United States

              N-14:  Market Share for Electric Companies in Illinois

              N-15:  Market Share for Gas Companies in Illinois

              N-16: Market Share for Combined Gas and Electric Companies in Illinois

              N-17:  Market Share for Utilities in Illinois